UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE: Decision on Share Exchange

Woori Financial Group Inc. (“Woori Financial Group”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) solely for the purpose of amending, and attaching an exhibit to, the Report of Foreign Private Issuer on Form 6-K previously furnished on April 24, 2026 under the title “Decision on Share Exchange” (the “Original Report”).

On April 29, 2026, Woori Financial Group and TONGYANG Life Insurance Co., Ltd. entered into a share exchange agreement (the “Agreement”) as described in the Original Report. An English language translation of the Agreement is attached as Exhibit 99.1 of this Amended Report. This Amended Report also amends the numbered paragraph 16 of the Original Report as follows:

Original Report	Amended Report

16. Plans for future reorganization

As of the date of this report, WFG owns 75.34% of Tongyang. As part of its efforts to enhance management efficiency and strengthen its non-banking sector, WFG plans to enter into a comprehensive share exchange agreement with Tongyang on April 29, 2026.

16. Plans for future reorganization

As of the date of this report, WFG owns 75.34% of Tongyang. As part of its efforts to enhance management efficiency and strengthen its non-banking sector, WFG entered into a comprehensive share exchange agreement with Tongyang on April 29, 2026.

All other information in the Original Report remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 29, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President

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